IMMURON LIMITED

Suite 1, 1233 High Street

Armadale, Victoria, Australia 3143

May 24, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Suzanne Hayes, Esq.

Assistant Director

Re:	Immuron Limited
Amendment No. 6 to Registration Statement on Form F-1
Filed May 24, 2017
File No. 333-215204 (the “Registration Statement”)

Dear Ms. Hayes:

We are responding to the oral comments conveyed to our counsel Sichenzia Ross Ference Kesner LLP on May 24, 2017 by the staff (the “Staff”) relating to Amendment No. 6 to the Registration Statement filed by the Company with the Commission.

1.	Staff Oral Comment:

Please provide us with an analysis of issues arising under Section 5 of the Securities Act due to the possible non-compliance with Section 10(b) of the Preliminary Prospectus dated May 5, 2017 or include a risk factor regarding such issues in the Registration Statement.

Response:

The Company has included a Section 10(b) analysis with this correspondence regarding the use of a single maximum offering price on the cover page of the Preliminary Prospectus dated May 5, 2017.

2.	Staff Oral Comment:

Advise the Staff whether the Company will recirculate the prospectus.

Response:

The Company advises that the underwriters have recirculated the Preliminary Prospectus.

3.	Staff Oral Comment:

Advise the Staff of the status of the Company’s NASDAQ application.

Response:

The Company has provided the Staff with a letter from NASDAQ approving the listing of the Company’s ADSs on The NASDAQ Capital Market under the symbol “IMRN”. Please note that NASDAQ has advised that upon pricing, and confirmation from the Company to NASDAQ that the Company will have at least 400,000 warrants issued and outstanding, NASDAQ will issue the Company approval for the warrants to be listed on The NASDAQ Capital Market under the symbol “IMRNW”.

4.	Staff Oral Comment:

Update the legal opinions filed as exhibits to the Registration Statement to reflect the amended amount of securities being offered and sold.

Response:

The Company has filed amended legal opinions to the Registration Statement.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Darrin Ocasio, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,
IMMURON LIMITED

By:	/s/ Thomas Liquard
Thomas Liquard, Chief Executive Officer

Immuron Limited – Amendment No. 4 to Registration Statement on Form F-1

Section 10(b) Analysis

As requested by the Staff, below is our analysis of the issues arising from the use of the words “at an offering price of $21.00 per ADS and $.01 per Warrant” on the cover page of a preliminary prospectus dated May 5, 2017 (the “Preliminary Prospectus”) and circulated to potential investors by the underwriters of the proposed offering described in the Registration Statement on Form F-1, as amended to date (File No. 333-215204).

Requirements of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”)

In relevant part, Section 5 makes it unlawful for an issuer qualifying as an “emerging growth company” such as the Company to publicly offer a security for sale until a registration statement has been publicly filed with the SEC, unless such offers (i) are made to qualified institutional buyers (“QIBs”) or institutional “accredited investors” (“IAIs”) to determine whether such investors might have an interest in participating in the offering, or (ii) are made by means of a prospectus that meets the requirements of Section 10(b) of the Securities Act. Accordingly, any distribution of the Preliminary Prospectus to QIBs or IAIs would not require the Preliminary Prospectus to meet the requirements of Section 10(b).

For potential investors not qualifying as QIBs or IAIs, Section 5(b)(1) of the Securities Act requires that they be provided a prospectus fulfilling all of the elements of a Section 10(b) prospectus, which in the case of the Preliminary Prospectus, would require compliance with the form requirements of Form F-1 and (by reference) Form 20-F. We believe that the Preliminary Prospectus complies in all respects with such requirements and accordingly no issues arise under Section 5(b)(1) with regard to investors not qualifying as QIBs or IAIs. In this regard, Item 1 of Part I of Form F-1 requires that the outside front cover page of the prospectus include the information required by Item 501 of Regulation S-K.

Item 501(b)(3) requires that the offering price for the securities be specified, which is contained in the Preliminary Prospectus. The instructions to paragraph 501(b)(3) state that:

“If a preliminary prospectus is circulated and you are not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, provide, as applicable:

(A) A bona fide estimate of the range of the maximum offering price and the maximum number of securities offered […]”

As a result, the question presented would appear to be whether the offering price set forth on the cover page of the Preliminary Prospectus complies with the instruction referenced above given a “range” of values is not presented and whether it represented a bona fide estimate as the time of filing as it referenced the most recent trading price on the home market in Australia and was not reflective of any discount to that ASX closing price (as was reflected in later filings of amendments to the Registration Statement).

Initially, we note that a range may consist of a series of numbers or, alternatively, a range may only have one number. The use of a single number for an IPO price range in a Section 10(b) prospectus has been accepted by the Staff in offerings in the past, including the IPO of Tactile Systems Technology, Inc. (File No. 333-209115). It also appears that the $21.00 figure contained in the Preliminary Prospectus represented at the time the most relevant estimate of the maximum offering price as (based on conversations with the Company and the lead bookrunner for the offering) there had been no decisions made regarding indicative share pricing, discounts or related final warrant coverage – particularly as the roadshow for the offering had not yet commenced.

As a result, the use of the Preliminary Prospectus to make offers to any investor – whether or not a QIB or an IAI - would not appear to create any issues under either Section 5(b)(1) or Section 10(b). The subsequent filing of further amendments to the Registration Statement do not in our view change this analysis, as the later filings lowered this proposed maximum offering price and eventually resulted in a range of $10 to $12.50 per ADS being implemented for the offering as the roadshow completed and a more refined market analysis could be used by the Company and the lead bookrunner regarding the offering.